

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Eli Glickman
Chief Executive Officer, President
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel

       Re: ZIM Integrated Shipping Services Ltd.
           Draft Registration Statement on Form F-1
           Submitted May 19, 2021
           CIK No. 0001654126

Dear Mr. Glickman:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Pedro J. Bermeo